02029956

P.E 4.1.02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
APR 4 - 2002
080

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2002

PROCESSED
APR 19 2002
P THOMSON FINANCIAL

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY ACQUIRES 98.59% OF HILL 50

Johannesburg, 3 April 2002 – Harmony today announced that the company has successfully acquired a 98.59% fully diluted interest in Hill 50.

Harmony increased its offers to A$1.45 cash for each Hill 50 share, and A$0.75 cash for each Hill 50 option on April 3, 2002. The company currently has a shareholding of 98.57% of Hill 50 and a relevant interest of 98.76% of the Hill 50 listed options. This follows the receipt of acceptances from Colonial First State for its entire shareholding.

Accordingly, Harmony will now seek to commence compulsory acquisition.

Harmony's offers were increased by 5 cents in recognition of the recent strength in the gold sector. From the date of the original Harmony offers in December 2001, the gold price has increased from US$273/oz to US$305/oz. This strength has been reflected in increased values of gold equities, with the Australian Gold Index increasing by 35% during this same period.

Bernard Swanepoel, chief executive said: "The completion of this acquisition provides Harmony with a well balanced portfolio of gold assets with critical mass in Australia.

"Harmony will be producing in excess of 500 000 ounces per annum from its three major operations in West Australia. The company holds extensive land positions surrounding its three mine sites, and expects further increases to its Australian reserve base

For immediate release
Wednesday
3 April 2002
For further details contact:

SOUTH-AFRICA

Bernard Swanepoel
on +27(0)83-303-9922

or

Ted Grobicki
on +27(0)83-375-4345

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27(0)83 380 6614

Web Site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

from future discoveries in these highly prospective areas.

"In addition, the company is working towards bringing into production its newly acquired Hill 50 assets in the Northern Territories.

"Harmony also looks forward to further growth in its Australian portfolio through its 31.8% shareholding in Bendigo Mining NL. Bendigo is pursuing a A$50 million project to develop, evaluate and bring into production the high grade gold reefs, which occur beneath the extensive workings in the Bendigo gold field, in Victoria. Harmony has the option to increase its stake in this company to 51%."

Harmony's current annualised production totals 3.2 million ounces per annum, with 2.7 million ounces from its South African operations, and 500 000 ounces from Australia.

Ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 4, 2002

Harmony Gold Mining Company Limited

By: ______________________________
Name: Fred Baker
Title: Company Secretary